                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       For the month ended April 30, 2002


                          ----------------------------



                                   OLICOM A/S
                 (Translation of registrant's name into English)


                                  Nybrovej 110
                               DK-2800 Kgs. Lyngby
                                     Denmark
                    (Address of principal executive offices)


                          -----------------------------


        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                          Form 20-F [X]     Form 40-F  [ ]

         [Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes [ ]     No  [X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable



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                                   OLICOM A/S
                                    FORM 6-K

ITEM 1. FINANCIAL INFORMATION

         See Condensed Consolidated Statements of Income of Olicom A/S (the "Company) for the three months ended April 30, 2002, and Condensed Consolidated Balance Sheets at December 31, 2001 and April 30, 2002, attached to the Press Release annexed hereto as Exhibit 99.1. Such unaudited financial statements include only such normally recurring adjustments necessary for a fair presentation of the results of operations for the interim periods presented and of the financial position of the Company at the date of the interim balance sheet. The results for such interim periods are not necessarily indicative of the results for the entire year. Such financial data should be read in conjunction with the audited consolidated financial statements and notes thereto included in the 2001 Group and Parent Company Financial Statements of the Company.

ITEM 2. EXHIBITS


         Exhibit 99.1 Press Release issued by the Company on April 24, 2002.




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                                   SIGNATURES



The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Olicom A/S



Date: May 22, 2002                        By: /s/  Boje Rinhart
                                          --------------------------------------
                                              Boje Rinhart
                                              Chief Executive Officer



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                                INDEX TO EXHIBITS


EXHIBIT
NUMBER          DESCRIPTION
------          -----------
 99.1           Press Release issued by the Company on April 24, 2002.




                                  Page 4 of 10